SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 2)

SISECAM RESOURCES LP
(Name of Issuer)

Sisecam Resources LP
Sisecam Resource Partners LLC
Sisecam Chemicals Wyoming LLC
Sisecam Chemicals Newco LLC
(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

172464109
(CUSIP Number of Class of Securities)

Marla Nicholson
VP, General Counsel and Secretary
Sisecam Resources LP
Sisecam Resource Partners LLC
Sisecam Chemicals Wyoming LLC
Sisecam Chemicals Newco LLC
Five Concourse Parkway
Atlanta, Georgia 30328
(770) 375-2300

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801 (302) 984-6000	Scott D. Fisher Steptoe & Johnson LLP 1114 Avenue of the Americas New York, NY 10036 (212) 506-3900

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 2 (the “Amendment”) to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Sisecam Resources LP, a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”), (ii) Sisecam Resource Partners LLC, a Delaware limited liability company (“Partnership GP”), (iii) Sisecam Chemicals Newco LLC, a Delaware limited liability company (“Merger Sub”), and (iv) Sisecam Chemicals Wyoming LLC, a Delaware limited liability company and sole member of Merger Sub (“Parent”, and, together with Merger Sub, the “Parent Parties.”) Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Amendment is being filed pursuant to Rule 13e-3(d)(2) of the Exchange Act to report that, (a) on March 31, 2023, the Partnership filed with the SEC its Annual Report on Form 10-K for the year ended December 31, 2022 and, (b) on April 4, 2023, Messrs. Alec Gilbert Dreyer , Michael E. Ducey and Thomas W. Jasper each filed with the SEC an Insider Trading Report on Form 4 for Common Units acquired by each such person as of April 3, 2023.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Amendment.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the information statement filed by the Partnership on February 27, 2023, including all annexes thereto (as amended, the “Information Statement”), is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. As of the date hereof, the Information Statement is in preliminary form and is subject to completion. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Amendment and the Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Amendment and the Transaction Statement was supplied by such filing person.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Regulation M-A Item 1005

Item 5 is hereby amended and supplemented to include the following as a new paragraph at the end of each of “(a) Transaction,” “(b) through (c) Significant Corporate Events; Negotiations or Contacts,” and “(e) Agreements Involving the Subject Company’s Securities”.

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022 is set forth in Exhibit (a)(4) hereto and incorporated herein by reference.

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Regulation M-A Item 1008

Item 11 is hereby amended and supplemented to include the following as a new paragraph at the end of “(a) through (b) Securities Ownership; Securities Transactions”.

On April 3, 2023, Messrs. Alec Gilbert Dreyer, Michael E. Ducey and Thomas W. Jasper, the non-employee directors of the Partnership GP, each acquired 2,986 Common Units of the Partnership as part of their annual compensation for service as non-employee directors of the Partnership GP, and as a result of such transactions, Messrs. Dreyer, Ducey and Jasper beneficially own 24,295, 39,360 and 32,104 Common Units of the Partnership, respectively. The aforementioned grants on April 3, 2023 did not involve the payment of any consideration by Messrs. Dreyer, Ducey and Jasper. The last reported sales price of the Common Units of the Partnership on the NYSE at the time of the grants was $25.12 per Common Unit. Except as set forth above, there have been no other transactions in the Common Units by the Partnership, Partnership GP, SCW or any other executive officer, director, or majority-owned subsidiary of the foregoing parties or by any pension, profit-sharing or similar plan of the foregoing parties within the past 60 days.

ITEM 13.	FINANCIAL INFORMATION

Regulation M-A Item 1010

 Item 13 is hereby amended and supplemented to include the following as a new paragraph at the end of “(a) Financial Statements”.

The Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022 is set forth in Exhibit (a)(4) hereto and incorporated herein by reference.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

The following exhibit is hereby added:

Exhibit No.	Description

(a)(4)	Sisecam Resources LP’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 31, 2023 (File No. 001-36062).

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of April 5, 2023

SISECAM RESOURCES LP

By:	Sisecam Resource Partners LLC, its general partner

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM RESOURCE PARTNERS LLC

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS NEWCO LLC

By:	Sisecam Chemicals Wyoming LLC, its sole member

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS WYOMING LLC

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary